Exhibit 21.01

NewBridge Bancorp

Schedule of Subsidiaries

Name	Jurisdiction of Organization

NewBridge Bank	North Carolina

LSB Properties, Inc. (1)	North Carolina

Henry Properties, LLC (2)	North Carolina

FNB Financial Services Capital Trust I	Delaware

(1) Wholly owned subsidiary of NewBridge Bank.

(2) Wholly owned subsidiary of LSB Properties, Inc..